Exhibit 99.2

P.V. NANO CELL LTD.

8 Hamasger St., Migdal Ha’Emek Israel 2310102

Annual General Meeting of Shareholders

SEPTEMBER 19, 2021

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

For the definition of the terms “controlling shareholder” and “personal interest”, please see the Proxy Statement filed as Exhibit 99.1 to the Form 6-K furnished by the Company to the Securities and Exchange Commission on August 10, 2021.

Shareholders entitled to notice of and to vote at the annual general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on August 9, 2021, the record date fixed by the board of directors of the Company for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

P.V. NANO CELL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a shareholder of P.V. Nano Cell Ltd. (the “Company”), an Israeli company, hereby appoints Dr. Fernando de la Vega and Mr. Evyatar Cohen, as the true and lawful attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Monday, September 19, 2021, at the offices of the Company at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01 per share, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 1, 4, and 5, your shares will not be voted for 1, 4, and 5.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

☐ I/we plan to attend the annual general meeting.

(Continued and to be signed on Reverse Side)

VOTE ON THE INTERNET Go to http://vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number.
CONTROL #

*SPECIMEN* 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com or to Evyatar Cohen evyatar@profinance.co.il
VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 8 Hamasger St., Migdal Ha’Emek, Israel on September 19, 2021 at 4:00 p.m., Israel time (9:00 a.m. EST)

Please Vote, Sign Date and Return Promptly in the Enclosed Envelope.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposals 1, 4 and 5, your shares will not be voted for Proposals 1,4, and 5.

1.	Ratification of Ran Eisenberg’s appointment as Chief Executive Officer of the Company and approval of his compensation.

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 1 (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 1)

☐YES                 ☐ NO

2.	Election of Ran Eisenberg to serve as a Class I director, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

3.	Ratification of Dr. Fernando de la Vega’s appointment as Chief Technology Officer of the Company

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

4.	Approval of up to $5,000,000 Investment Round at a price per share of $0.07, as set forth in the Proxy Statement and the participation of GTRIMG in such investment as set forth in the Proxy Statement;

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 4 (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)

☐   YES                 ☐    NO

5.	Approval of repricing of the convertible loan agreements signed between the Company and GTRIMG on October 2018 (the “CLA”) to $0.07 (subject to cancelation of the related warrants)

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal 5 (Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)

☐   YES                 ☐    NO

6.	Approval of the appointment of the independent auditors of the Company for the fiscal year 2020.

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

7.	Approval and ratification of the insurance policy for the Company’s executive officers and directors.

☐   FOR                 ☐   AGAINST                 ☐   ABSTAIN

Date	Signature and Name	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address    ☐

*SPECIMEN*